## Contact

www.linkedin.com/in/nickjcatalano
(LinkedIn)

## Top Skills

Inspection
Communication
Business Strategy

# Nicholas Catalano

Co-Founder and COO of Qwesty, The AI-powered, commission-free
real estate marketplace with full transaction automation.
Boynton Beach, Florida, United States

## Summary

Nicholas contributed to multiple patents and was an R&D and Sr.
Operations Engineer at Johnson & Johnson before launching his
own inspection & engineering company.

Nicholas spends the majority of his time working on Qwesty, the
first fully automated digital marketplace for real estate. The Qwesty
platform will utilize patent-pending technology and AI-powered
algorithms to assist all parties throughout an entire real estate
transaction.

_____

## Experience

### Qwesty
Cofounder & Chief Operating Officer
June 2022 - Present (1 year 9 months)
Boynton Beach, Florida, United States

As COO, Nicholas manages the day-to-day operations of the company. He is
responsible for strategic planning and business development.

### NJCAT Engineering Inspections
Business Owner
August 2009 - Present (14 years 7 months)
Florida, United States

Nicholas contributed to multiple patents and was an R&D and Sr. Operations
Engineer at Johnson & Johnson before launching his own inspection &
engineering company.

_____